

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Paul Li
 Chief Financial Officer
SEN YU INTERNATIONAL HOLDINGS, INC.
19 West 44th Street, Suite 1108
New York, New York 10036

> **Re: Sen Yu International Holdings, Inc.**
> **Form 10-K for fiscal year ended June 30, 2010**
> **Filed September 28, 2010, as amended December 2, 2010**
> **File No. 0-12792**

Dear Mr. Li:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended June 30, 2010), As Amended

Cautionary Note on Forward-Looking Statements, page 4

1.   Please delete references to the Private Securities Litigation Reform Act of 1995, as forward-looking statements made by penny stock issuers are excluded from the safe harbor. Refer to Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Business Agents, page 11

2.   Refer to your arrangement with Golden Lotus, as described on page 9. We note that Golden Lotus is your exclusive sales agent in Heilongjiang Province where the Wang Da Farmers are located. Indicate the date of creation of Golden Lotus. In addition, please tell us whether Golden Lotus acts as a sales agent for any other customers and/or any

other provinces. That is, please explain whether you are the primary or only source of revenue for that company.

3.   Describe to us, in greater detail, how your financial arrangements with Golden Lotus take place. Specifically, we see that this agent sells your breeding swine to farmers but you state that you finance these sales. Tell us when, how and to whom you provide this financing. In addition, you state that you charge a sales price to Golden Lotus. Tell us when and how you set this sales price and explain when you actually receive the sales price in cash from Golden Lotus.

4.   Provide us with copies of the Sales Agreement and the Supplemental Agreement with Golden Lotus or tell us where they have been filed as exhibits. If they have not been previously filed as exhibits, please do so.

5.   We note that you have entered into a cooperation agreement for fodder supply and commercial hog buyback. Please tell us whether the counterparty to the agreement, Heilongjiang Wangda Fodder Co., Ltd., has similar agreements with other breeders. That is, please tell us whether that entity earns significant revenues from other customers or sources. In this regard, you state (page 23) that you would be entitled to assume Wang Da's legal rights as against the franchisee farmers if Wang Da defaults in its obligations to you and that "you would have access to Wang Da's additional assets to meet the shortfall." It appears that this entity does substantially all of its business with you. Finally, tell us when Wang Da was created. Please advise, supplementally and in detail.

6.   Please indicate the nature and relative significance of the "additional assets" of Wang Da that you would have access to in the event of a default. Please also tell us whether you would then become responsible for settlement of Wang Da's other liabilities. That is, we assume that Wang Da has other significant creditors with claims upon its assets. Please explain, supplementally and in detail, how matters would be settled in if a default should occur. Tell us whether Wang Da would remain in business, whether you would succeed to that business or whether it would simply shut down. Explain how the claims of the other creditors of would be resolved and whether your claims have priority.

7.   As you offset advances to Wang Da by the market value of hogs transferred to you by Wang Da, we assume that you meet the requirements of ASC 210-20-45-1. Please confirm our assumption supplementally or explain how our understanding is not correct.

Risk Factors

Government Regulation, page 20

8.   You include substantial disclosure in the section entitled "Risks Related to Conducting Business in the PRC," much of which is related to the effects or potential effects of PRC government regulation on your business. Please expand your government regulation

disclosure in the business section to discuss the effect of existing or probable governmental regulations on your business, including those referenced in the risk factors section. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Item 1A. Risk Factors, page 21

9.   Please delete the second and third sentences of the introductory paragraph. If a risk is not deemed material, it should not be referenced.

Risks Relating to Conducting Business in the PRC, page 30

10.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting at June 30, 2010?

We note that management concluded that internal control over financial reporting was effective as of June 30, 2010. In connection with your process to arrive at this determination, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements at June 30, 2010?

It appears that you maintain your books and records in accordance with PRC GAAP. If our understanding is correct, describe the process you go through to convert your books and records to US GAAP for SEC reporting purposes. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures. If our understanding is not correct, please advise.

What is the background of the people involved in your financial reporting at June 30, 2010?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,

- what relevant education and ongoing training the person has had relating to US GAAP,

- the nature of his or her contractual or other relationship to you,

- whether the person holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant, and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting at June 30, 2010, please tell us:

- the name and address of the accounting firm or organization,

- the qualifications of their employees who perform the services for your company,

- how and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retained individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal over financial reporting at June 30, 2010, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We understand, from your disclosures, that you do not have a separately-designated audit committee. We also understand that no individual on the board qualifies as an "audit committee financial expert." If our understanding is correct, please describe the extent of the Board of Directors' knowledge of US GAAP and internal control over financial reporting. Alternatively, please explain how our understanding is not correct.

Risks Relating to an Investment in Our Securities, page 36

Our Common Stock is thinly traded and you may be unable to sell, page 36

11. Please set forth the risk of dilution discussed in the last two paragraphs in a separate risk factor. In this new risk factor, specifically disclose that the common shares issuable upon conversion of Series B Preferred Stock and upon exercise of the Series A and Series B Warrants issued in the June 2010 private placement represent a substantial potential dilution to your existing common shareholders.

Management's Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 46

12. Reference is made to the common shares issued to consultants during the fiscal year ended June 30, 2010. Please disclose and tell us in more detail the nature of the consulting services provided by each of the consultants, along with the period over which such services were or are to be provided. We note the disclosure in Note 12(d) to the financial statement that certain of the shares have a service period beyond the fiscal year ended June 30, 2010. Also, please discuss the reason(s) that gave rise to the need for the consultant services in fiscal year 2010 that a significant amount of expense had been incurred as compared to the previous period.

Liquidity and Capital Resources,

Net Cash Provided by Operating Activities, page 48

13. We note that 'Advances to suppliers, net' represented your most significant asset, at approximately 78% and 83% of total assets at June 30, 2010 and June 30, 2009, respectively, and the majority of the advances are to Wang Da. We note that through

your Cooperation Agreement with Wang Da, your major feedstuff supplier, you advance monies to them in order that they might provide fodder on credit to the Wang Da farmers to raise their commercial hogs. Such advances to Wang Da are offset by the market value of the commercial hogs that Wang Da purchases from the Wang Da farmers and transfers to you. You then in turn, sell the commercial hogs to your customers. Please tell us and expand this section in MD&A to more fully discuss how often and when you advance monies to Wang Da and to describe in more detail how the advances are settled given that Wang Da does not reimburse you with cash to settle the advance, and how you determine which advance amount has been settled. Please consider providing a rollforward table either in MD&A or in Note 5 to the financial statements that discloses the gross monies advanced during the year, the amount of advances settled, and any changes in allowance for uncollectible advances. We note under MD&A Critical Accounting Policies that you have established a 5% reserve for the balance sheet account Advances to Suppliers. In addition, as you have no third party financing, apart from the Chinese Government, explain that monies you advance to Wang Da are financed primarily by your operating activities.

14.   In addition, please further explain the necessity of increasing the bad debt allowance for monies advanced to Wang Da from 0.5% to 5.0% given that you can assume the rights of Wang Da under its Fodder Supply and Commercial Hog Buy-Back Agreements with Wang Da Farmers, in order to satisfy monies advanced to Wang Da. Reference is made to the disclosure on pages 11 and 12 of such agreements, including the supplementary agreement. In this regard, explain the instances in which monies advanced or loaned to Wang Da would not be satisfied or offset against the fair market value of the hogs that Wang Da would deliver to you in satisfaction of their debt. Also explain why you believe that an increase in the bad debt allowance was necessary and considered appropriate.

Index to Exhibits, page 66

15.   Please file the Exclusive Sales Agreement with Golden Lotus discussed on page 12 and the employment agreements with your executive officers discussed on page 60 as exhibits to your next quarterly report or explain why you do not believe you are required to do so.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

16.   Refer to the line items "Losses on disposal of fixed assets" and "Losses on disposal of inventories." We note from the discussion in MD&A that such line items pertain to your routine culling of breeding sows that have lost their productivity, along with the herds that are subject to ordinary risks of mortality. We further note you appear to distinguish the losses on disposal of fixed assets and losses on disposal of inventories as to the category of the deceased hog, representing mortality of breeder hogs and mortality of

commercial hogs, respectively. Given that both categories, the fixed assets (breeder hogs) and the inventoried (commercial hogs) are a function of your normal continuing operations, it is unclear why both line items have not been appropriately reflected within the statements of operations caption "Income from Operations." Given the nature of your business operations, such losses are not considered abnormal, but are a cost of operations synonymous with fixed asset impairments and inventory write-offs and adjustments. Please reclassify the line item Losses on disposal of fixed assets as an operating expense and reclassify the line item Losses on disposal of inventories to a separate line item within Gross Profit, such as Cost of Goods Sold-Losses on disposal of inventories. We refer you to the FASB Codification, ASC Topic 360-10-35-15 and 46-48 (i.e., for fixed asset impairments) and ASC Topic 330-10-50-2 (i.e., for inventory losses). In addition, as a result of these reclassifications to the statement of operations, it will be necessary for you to revise the tabular presentation on page 43 along with revising the narrative discussion of results of operations in MD&A.

Note 1. Organization and Principal Activities, page F-8

17.   Reference is made to the discussion of Sino-Canadian Sen Yu. We note, from page 8, that issues with the local administration of SAFE have made you unable to do business with Polar Genetics, your partner in the joint venture. It appears, from the joint venture agreement (Exhibit 10.1), that dealing with this department constitutes one of your responsibilities under Chapter 6 of the agreement.   If our understanding is correct, and if you have not been able to fulfill the obligations of the contract and articles of association, it appears that Polar Genetics would have the right to terminate the contract. You provide disclosure of this matter in "Risk Factors" as well. As Polar Genetics has fulfilled its contribution requirements, it appears that a loss contingency may exist. Please address our concern supplementally and in detail, including whether such a contingency is probable, reasonably possible or remote. Please also quantify, to the extent practicable, the dollar amount of the potential obligation to Polar Genetics should the agreement be terminated. Discuss the consideration given to providing disclosure of this matter in the footnotes to the financial statements.

Note 3. Summary of Significant Accounting Principles, page F-10

s. Employee welfare benefit

18.   Please expand the disclosure to further explain the nature of the employee welfare plan. It is unclear as to whether this is a pension or other post-employment or retirement plan. Also, please disclose and tell us how you have accounted for the expense under U.S. GAAP in the financial statements and cite the specific accounting literature reference.

Note 4. Inventories, page F-16

19.	As work in progress is a substantial portion of inventory, expand your disclosure under Note 3(d) Inventories, Net, on page F-10 to provide a description of the components of work in progress, as distinguished from raw materials and finished goods.

Note 11. Commitments, page F-22

20.	Refer to the forward commercial hog sales contracts. Tell us and disclose whether or how you value and record these one-year contracts. Tell us the consideration given to treatment of these contracts as a derivative instrument under ASC Topic 815-10-15. Your response should cite the specific paragraph reference(s) in your analysis.

Note 12. Stockholders' Equity, page F-23

c. Series B Convertible Preferred Stock

21.	Refer to the second paragraph. Please further expand to clarify that the initial conversion price of the Series B Convertible Stock is equal to $2.10 per share, or the initial conversion ratio of one-to-one. Please also clarify that this amount is subject to adjustment based on the Company's performance of after-tax net income earnings per share. Also, disclose what is meant by the then-current conversion price and how you calculate such price and the determinable date.

d. Common Stock

22.	For the common stock issued to Primary Capital LLC and Mr. Ming Liu on June 9, 2010, please disclose the term of their consultancy agreements.

Note 13. Basic and Diluted Earnings Per Share, page F-27

23.	Please explain, in detail, the nature of and reasons for the change in the denominator for your calculation of diluted earnings per share. Provide us with a numerical schedule of your computations before and after adjustment.

Item 9A. Controls and Procedures, page 56

24.	Refer to the amended annual and interim reports filed on December 2, 2010. In light of the need restate previously filed financial information in these documents, please provide detailed support for managements' stated conclusion that your internal control over financial reporting was effective at as of June 30, 2010. Separately address your conclusion regarding the effectiveness of disclosure controls and procedures as of that date as well. In this regard, discuss the consideration given to the fact that you have not met your filing requirements with regard to Form 8-K, General Instruction B. Please see our related comment below for guidance. We may have further comments upon review of your response.

Form 10-Q (Quarterly period ended September 30, 2010), As Amended

Explanatory Note, page 1

25.   We note that you have appropriately included a detailed paragraph that explains the reasons for filing an amendment to your Form 10-Q. However, the disclosures specified in ASC 250-10-50-7 are still required in the footnotes to your financial statements. We particularly note that a number of the financial statement line items have changed. In addition, the column headings in the financial statements for June 30, 2010 should be labeled as "restated" where applicable. Please revise your Form 10-Q/A.

Statements of Operations, page 4

26.   Similar to our comment on the fiscal year ended June 30, 2010 Form 10-K, please reclassify the line item "Loss on disposal of inventories" as a component of cost of goods sold or within the calculation of determining gross profit.

Management's Discussion and Analysis

Results of Operations

27.   Refer to the paragraph discussion of General and Administrative Expenses. Please expand to explain the nature of the investor relation charges and professional fees during the three months ended September 30, 2010, and why such charges were significant compared to the prior comparable quarter.

Disclosure Controls and Procedures, page 34

28.   In light of the significant restatement to the financial statements for the quarter, please provide support for your conclusion that disclosure controls and procedures were effective as of September 30, 2010.

General

29.   We note that you have categorized yourself as a timely filer on the covers of your Forms 10-K/A and 10-Q/A. You no longer qualify as such because you were required to file a Form 8-K under Item 4.02 within four business days after your discovery that revisions to the financial statements were required. Please revise your documents to indicate the fact that you do not qualify as a timely filer.

30.   Reference is made to your disclosure in the Item 4.02 Form 8-K filed on February 16,
        2011 with respect to the fair value of the derivative liability and the necessary
        adjustments. Please provide us with supplemental detail of your computation and
        analysis at deriving at the derivative liability amount at initial measurement with your
        private placement in June 2010. For each balance sheet date, June 30, 2010, September
        30, 2010 and December 31, 2010, please tell us the fair value of the derivative liability
        and explain how you determined the amount. Please also provide us with the amounts
        initially recorded at June 30, 2010 and September 30, 2010, and the revised corrected
        amounts for the same dates, along with providing to us the corresponding journal entries.

31.   In addition, your discussion of disclosure controls and procedures in the amended June
        30, 2010 Annual Report on Form 10-K and September 30, 2010 Quarterly Report on
        Form 10-Q should be expanded to disclose whether the significant deficiencies (inclusive
        of the misclassification of losses on disposal of inventories and losses on disposal of
        fixed assets) resulted in a material weakness, along with explaining in more detail how
        and why the material weakness occurred. In this regard, please describe the specific
        weakness(es) in your internal controls over financial reporting that led to the material
        weaknesses identified.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief